UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor,

11100 Montevideo, Uruguay

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

Notice of Annual Shareholders’ Meeting Record Date Change

On March 8, 2024, Arcos Dorados Holdings Inc. (the “Company”) announced that it will be holding its Annual Shareholders’ Meeting (“AGM”) on April 26, 2024 in Cartagena, Colombia, at 3:00 p.m. (local time), for all shareholders of record as of March 29, 2024. Due to the fact that March 29, 2024 is a holiday for the New York Stock Exchange, the Company hereby informs the market that the record date for the AGM will now be March 28, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 8, 2024